UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
OMB Number: 3235-0145 Expires: December 31, 2009 Estimated average burden hours per response 14.5
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

WOLVERINE TUBE, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
978093 10 2
(CUSIP Number)
Stewart H. Wahrsager, Esq. The Alpine Group, Inc. One Meadowlands Plaza Suite 801 East Rutherford, New Jersey 07073 (201) 549-4400 (201) 549-4428 – Facsimile
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 14, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 978093 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
The Alpine Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	63,618,101 (See Item 5)
		9.	Sole Dispositive Power	7,524,055 (See Item 5)
		10.	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person			63,618,101 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒
13.	Percent of Class Represented by Amount in Row (11)			62.3% (See Item 5)
14.	Type of Reporting Person (See Instructions)			CO

Item 1.	Security and Issuer

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Schedule 13D filed by The Alpine Group, Inc. (“Alpine”) on February 26, 2007 (the “Original Schedule 13D”), as previously amended by Amendment No. 1 to the Original Schedule 13D, filed on March 25, 2008, Amendment No. 2 to the Original Schedule 13D, filed on July 23, 2008, Amendment No. 3 to the Original Schedule 13D, filed on September 9, 2008, Amendment No. 4 to the Original Schedule 13D, filed on May 1, 2009 and Amendment No. 5 to the Original Schedule 13D, filed on October 16, 2009 (as amended, the “Schedule 13D”).  Certain capitalized terms used but not defined in this Amendment No. 6 have the meanings given to them in the Schedule 13D.

The Schedule 13D is hereby amended and supplemented as follows:

Item 4.	Purpose of Transaction

The following shall replace the penultimate paragraph of Item 4 of the Schedule 13D

On October 14, 2009, pursuant to Section 2.3 of the Stockholders Agreement described in Item 6 below, Alpine irrevocably offered to sell to Plainfield and Alkest up to 927,000 shares of Common Stock at a price of $.05 per share, all cash. Pursuant to the Stockholders Agreement, the offerees could accept such offer within five (5) days, failing which Alpine would be free for a period of thirty (30) days thereafter to sell the offered Common Stock at a price and upon other terms and conditions no more favorable than those offered to Plainfield and Alkest. Plainfield and Alkest declined to accept such offer, and Alpine sold 406,230 shares of Common Stock through a broker-assisted transaction on the open market for an average price of $.05 per share in connection with its 2009 tax planning.

On December 14, 2009 and in connection with its 2009 tax planning, Alpine sold 14,000 shares of Series A Preferred Stock and 6,000 shares of Series B Preferred Stock in a series of private placements with certain “accredited investors”, as such term is defined pursuant to Rule 501 of Regulation D of the Securities Exchange Act of 1934, as amended (the “Private Placement Purchasers”), pursuant to the Purchase and Sale Agreements described in Item 6 below.

Item 5.	Interest in Securities of the Issuer

The following shall replace (a) and (b) of Item 5 of the Schedule 13D:

(a)     Aggregate Number and Percentage of Class Beneficially Owned:       63,618,101; 62.3% (See Item 5(c) below).

(b)     Number of shares as to which such person has:

(i)                   Sole power to vote or to direct the vote:       0 (See Item 5(c) below).

(ii)                  Shared power to vote or to direct the vote:    63,618,101 (See Item 5(c) below).

(iii)                 Sole power to dispose or to direct the disposition of:    7,524,055 (See Item 5(c) below).

(iv)                 Shared power to dispose or to direct the disposition of:            0 (See Item 5(c) below).

The second paragraph of Item 5(c) shall be deleted in its entirety.

The last sentence of the fifth paragraph of Item 5(c) shall be deleted in its entirety.

The seventh paragraph of Item 5(c) shall be deleted in its entirety.

The final paragraph of Item 5(c) of the Schedule 13D shall be deleted and replaced with the following::

On October 14, 2009, Alpine sold 406,230 shares of Common Stock through a broker-assisted transaction as discussed in Item 4 above.

On December 14, 2009, Alpine sold 14,000 shares of Series A Preferred Stock and 6,000 shares of Series B Preferred Stock in a series of private placements to the Private Placement Purchasers pursuant to the Purchase and Sale Agreements described in Item 6 below.

The Series A Preferred Stock is convertible into Common Stock in an amount equal to $1,000 divided by the conversion price of $1.10 per share of Common Stock. Accordingly, Alpine’s 494 shares of Series A Preferred Stock can be converted into 449,091 shares of Common Stock, Plainfield’s 38,000 shares of Series A Preferred Stock can be converted into 34,545,455 shares of Common Stock. the 2,000 Alkest Shares can be converted into 1,818,182 shares of Common Stock, and the 14,000 shares of Series A Preferred Stock collectively held by the Private Placement Purchasers are convertible into 12,727,273 shares of Common Stock.

The Series B Preferred Stock is convertible into Common Stock in an amount equal to $1,000 divided by the conversion price of $1.10 per share of Common Stock. Accordingly, Alpine’s 4,000 shares of Series B Preferred Stock can be converted into 3,636,364 shares of Common Stock. The 6,000 shares of Series B Preferred Stock collectively held by the Private Placement Purchasers are convertible into 5,454,546 shares of Common Stock.

Pursuant to a voting agreement among the Company and the Purchasers entered into at the Closing and amended at the time of the Series B Closing (the “Voting Agreement”) and pursuant to the terms of the Series A Preferred Stock, for so long as any of the Company's 10-1/2% Senior Notes due 2009 were outstanding, neither Alpine or Plainfield (together with any other person with whom that Purchaser would be considered a “person” (as that term is used in Sections 13(d) and 14(d) of the Exchange Act) with respect to the Series A Preferred Stock, the Series B Preferred Stock or the Common Stock, which may include Alkest) were permitted to vote Common Stock (however acquired), Series A Preferred Stock and Series B Preferred Stock in excess of 49% of the total voting power of all voting securities of the Company. However, as of the consummation of the exchange offer, the 49% limitation in the Voting Agreement is no longer applicable. Accordingly, given Plainfield’s holdings of 38,000 shares of Series A Preferred Stock and 1,548,589 shares of Common Stock, Alkest’s holdings of 2,000 shares of Series A Preferred Stock and the Private Placement Purchasers’ collective holdings of 14,000 shares of Series A Preferred Stock and 6,000 shares of Series B Preferred Stock, the aggregate voting power of all shares of Series A Preferred Stock, Series B Preferred Stock, Common Stock and Alpine Stock Options currently beneficially owned by Alpine, Plainfield, Alkest and the Private Placement Purchasers is 63,618,101.

By virtue of the relationship between Alpine, Plainfield, Alkest and the Private Placement Purchasers in purchasing their respective shares of Series A Preferred Stock and their agreements regarding the voting of Series A Preferred Stock contained in the Stockholders Agreement described in Item 6 below, Alpine, Plainfield, Alkest and the Private Placement Purchasers may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). As a member of a group, each of Alpine, Plainfield, Alkest and the Private Placement Purchasers would be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole. Although Alpine is reporting the Common Stock beneficially owned by Plainfield, Alkest and the Private Placement Purchasers as if they were members of a "group," the filing of this Schedule 13D shall not be construed as an admission by Alpine that Alpine is a beneficial owner of any securities other than those directly held by Alpine.

The response to Item 6 below is incorporated by reference herein.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The paragraph immediately following the heading entitled “Stockholders Agreement” shall be deleted and replaced with the following:

Plainfield and Alpine entered into a Stockholders Agreement, dated as of February 16, 2006, (the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, neither Plainfield nor Alpine shall transfer any voting securities of the Company without first offering such voting securities of the Company to the other. Also pursuant to the Stockholders Agreement, Plainfield and Alpine each agree that, so long as the other holds 10% of the outstanding capital stock of the Company, it will vote all its eligible shares in favor of the two board designees of such other party. On February 26, 2007, Alkest became a party to the Stockholders Agreement. On December 14, 2009, each Private Placement Purchaser that purchased Series A Preferred Stock and Series B Preferred Stock from Alpine became bound by the Stockholders Agreement pursuant to the Purchase and Sale Agreements described below in this Item 6. The private placements were permitted transfers under the Stockholders Agreement. Pursuant to the Stockholders Agreement, Alkest and Private Placement Purchasers must vote all of their eligible shares in favor of the two board designees of each of Alpine and Plainfield. The Stockholders Agreement also requires that for any matter submitted to Plainfield or Alpine as a holder of Series A Preferred Stock, each shall consult with the other and cooperate in order to attempt to reach agreement on the manner in which votes should be cast or consent be given.

Purchase and Sale Agreements

On December 14, 2009, Alpine sold 14,000 shares of Series A Preferred Stock and 6,000 shares of Series B Preferred Stock to the Private Placement Purchasers in a series of private placements for a purchase price of $18.18 in cash per share. The Private Placement Purchasers are shareholders of Alpine, including certain of its officers and directors.The sales were made pursuant to individual Purchase and Sale Agreements between Alpine and each Private Placement Purchaser substantially in the form filed as Exhibit 11 hereto.  Under the Purchase and Sale Agreements, Alpine is entitled to receive an additional contingent payment in the event (i) any shares of Series A Preferred Stock or Series B Preferred Stock sold in the private placement are sold, redeemed or exchanged or any dividend or distribution is made in respect of such shares prior to June 30, 2012, and (ii) the value of the consideration received by a purchaser on account of such events exceeds $72.72 per share. The amount of the contingent payment, if any, made to Alpine shall be determined by the amount in which the value of the consideration received by the selling Private Placement Purchaser exceeds $72.72 per share; provided, however, that Alpine shall not be entitled to a contingent payment in excess of $145.44 per share. Alpine shall receive any contingent payment in the form and type of consideration received by the selling Private Placement Purchaser.

Each Private Placement Purchaser agreed to be bound by the Stockholders Agreement described above in this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 11	Form of Purchase and Sale Agreement, dated December 14, 2009, between the Alpine Group Inc. and the Private Placement Purchaser signatory thereto*

* The exhibits to the Form of Purchase and Sale Agreement have been omitted and Alpine agrees to furnish to the SEC a copy thereof upon request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

December 15, 2009
Date
/s/ Stewart H. Wahrsager
Signature
Senior Vice President, General Counsel & Corporate Secretary
Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)